--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2000



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number:    001-01011


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  401(K) PROFIT SHARING PLAN OF CVS COPORATION

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CVS CORPORATION
                                  ONE CVS DRIVE
                              WOONSOCKET, RI 02895
                               ------------------

                              REQUIRED INFORMATION

THE 401(K) PROFIT SHARING PLAN OF CVS CORPORATION (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

--------------------------------------------------------------------------------

                  401(K) PROFIT SHARING PLAN OF CVS CORPORATION
                        FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2000 AND 1999


                                    CONTENTS

                                                                                                                   PAGE
INDEPENDENT AUDITOR'S REPORT....................................................................................... 2

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Plan Benefits ..................................................... 3

         Statements of Changes in Net Assets Available for Plan Benefits .......................................... 4

         Notes to financial statements............................................................................. 5

SUPPLEMENTARY SCHEDULE:

         Schedule of Assets Held for Investment Purposes at End of Year ...........................................12

SIGNATURE .........................................................................................................17

EXHIBIT INDEX .....................................................................................................17

         Exhibit 23 - Consent of Independent Accountants ..........................................................18

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee of the 401K Profit Sharing Plan of
CVS Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the 401K Profit Sharing Plan of CVS Corporation (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ KPMG LLP
Providence, Rhode Island                        KPMG LLP

June 14, 2001

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999


                                                                 2000                                1999
                                                      ---------------------------         -------------------------

Assets:
  Investments:
     Guaranteed Insurance Contracts                   $       176,656,187                        187,037,300
     Equities                                                 433,440,391                        384,798,579
     Investments in pooled funds                              425,859,590                        387,558,152
     Loans                                                     33,888,185                         18,803,324
                                                      ---------------------------         -------------------------
                                                            1,069,844,353                        978,197,355
                                                      ---------------------------         -------------------------
  Receivables:
     Interest                                                   1,402,444                          1,306,517
     Dividends                                                  1,891,770                          1,161,476
     Employer contributions                                     2,339,014                          1,399,914
     Employee contributions                                     8,016,077                          6,463,480
                                                      ---------------------------         -------------------------
                                                               13,649,305                         10,331,387
                                                      ---------------------------         -------------------------

    Total assets                                            1,083,493,658                        988,528,742
                                                      ---------------------------         -------------------------

Liabilities:
  Accrued expenses and other liabilities                        5,963,379                          2,932,346
                                                      ---------------------------         -------------------------

Net assets available for plan benefits                $     1,077,530,279                        985,596,396
                                                      ---------------------------         -------------------------
                                                      ---------------------------         -------------------------



See accompanying notes to financial statements.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999


                                                                 2000                          1999
                                                      ---------------------------   -------------------------
Additions:
  Interest income                                     $       14,590,526                    13,128,350
  Dividend income                                              9,907,883                     9,494,577
  Employer contributions                                      22,800,468                    15,640,026
  Employee contributions                                     101,689,666                    79,548,591
  Realized gains                                              42,145,527                    50,066,718
  Unrealized gains (losses)                                  (15,139,872)                   42,468,188
                                                      ---------------------------   -------------------------

    Total additions                                          175,994,198                   210,346,450
                                                      ---------------------------   -------------------------

Deductions:
  Benefits paid to participants                               76,796,270                    66,566,375
  Administrative expenses                                      6,356,219                     3,470,685
  Other deductions                                             1,005,362                       239,988
  Net forfeitures                                                (97,536)                      345,634
                                                      ---------------------------   -------------------------

    Total deductions                                          84,060,315                    70,622,682
                                                      ---------------------------   -------------------------

Net increase for the year                                     91,933,883                   139,723,768

Net assets beginning of the year                             985,596,396                   845,872,628
                                                      ---------------------------   -------------------------

Net assets end of the year                      $          1,077,530,279                   985,596,396
                                                      ---------------------------   -------------------------
                                                      ---------------------------   -------------------------



See accompanying notes to financial statements.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

(1)    PLAN DESCRIPTION

       The following description of the 401K Profit Sharing Plan of CVS Corporation (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    BACKGROUND

              The Plan is a defined contribution plan established as of January 1, 1989. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the "Plan Committee") of not less than three persons appointed by the Board of Directors (the "Board of Directors") of CVS Corporation ("CVS"). In accordance with the provisions of the Plan, the Plan Committee has appointed an Administrator (the "Administrator") and a Trustee (the "Trustee"). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator. The Trustee also reports to the Plan's management regarding investments and changes in those investments.

       (b)    ELIGIBILITY

              Eligibility requirements were amended for the Plan year 2000. Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

                   o The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee, or

                   o Completion of 12 months of service beginning on the employee's enrollment date with at least 1,000 hours worked, or

                   o Completion of at least 1,000 hours of service in the course of one calendar year.

              Prior to 2000, employees were required to complete twelve consecutive months during which they had completed at least 1,000 hours of service in order to be eligible.

       (c)    CONTRIBUTIONS

              Effective January 1, 1990, participants may elect to have CVS contribute to their accounts from 1% to 15% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant's total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the "Code"), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $10,500 for 2000 and $10,000 for 1999.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

              Effective January 1, 1990, CVS made additional matching contributions to participants' accounts. The amount of such contributions was determined as follows: (1) for a participant who had completed at least three years of credited service, CVS' matching contribution was 50% of the participant's elective deferrals, limited to elective deferrals of up to 4% of the participant's salary, or (2) for a participant who had completed less than three years of credited service, CVS' contribution was 25% of the participant's elective deferrals, limited to elective deferrals of up to 4% of the participant's salary.

              Effective April 1, 2000, the Plan has amended the matching contribution to 50% of the first 5% of pre-tax compensation contributed. The match is paid in cash to the Plan account on a monthly basis.

       (d)    INVESTMENT OPTIONS

              Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund's investment objectives:

              CORE EQUITY FUND (Vanguard Index 500 Portfolio Fund)

              This fund's objective is to replicate the total return of the Standard and Poor's 500 Index, which represents about 75 percent of the U.S. stock market value.

              DIVERSIFIED BOND (PIMCO Total Return Admin Fund)

              This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index.

              INTERNATIONAL EQUITY FUND (Templeton International Fund)

              This fund's investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

              SMALL CAP GROWTH FUND (Invesco Small Company Growth Fund)

              This fund seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

              GLOBAL EQUITY (Janus Worldwide Fund)

              This fund seeks long-term growth of capital by investing in a diversified portfolio of foreign and domestic companies. The fund tries to outperform the Morgan Stanley Capital International
              (MSCI) World Index, which measures the performance of U.S. and international stock markets.

              SMALL CAP VALUE (Galaxy Small Cap Value Fund)

              This fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies that are believed to either offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Index.

              GROWTH AND INCOME FUND (J & W Seligman Large Cap Value Fund)

              This fund seeks long-term capital growth and dividend income by investing primarily in the common stock of U.S. based, well established medium to large size companies.

              LARGE CAP GROWTH FUND (Columbus Circle Core Equity Fund)

              This investment objective is long-term capital growth. The fund invests primarily in the common stock of established large companies that are based in the U.S. Companies are typically in industry sectors that are growing faster than the broad stock market.

              LIFESTYLE CONSERVATIVE FUND (various managers)

              This fund is for people who will need access to their money in less than five years. Approximately seventy percent of the fund is invested in fixed-income or low-risk investments. The remaining thirty percent is invested in stock-oriented mutual funds or moderate-risk investments.

              LIFESTYLE MODERATE FUND (various managers)

              This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately sixty percent of the fund's mix, the fund has more exposure to the fluctuations in the stock market than the Conservative fund. The remaining forty percent is invested in bonds.

              LIFESTYLE AGGRESSIVE FUND (various managers)

              This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, eighty percent of the fund is invested in stocks and the remaining twenty percent is invested in fixed-income securities.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

              CVS STOCK FUND

              This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401k Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS common stock.

              GIC FUND (managed by State Street Bank & Trust Co.)

              This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund's investments consist of highly-rated insurance company and bank investment contracts.

       (e)    VESTING

              Participants become fully vested in their accounts upon the completion of five years of credited service. Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to, (1) their accounts upon death or disability, and (2) any elective deferrals described in note l(c).

       (f)    PAYMENT OF BENEFITS

              Upon termination of service, the Administrator directs the Trustee to pay participants their benefits in an immediate lump-sum or a deferred lump-sum, if certain criteria are met.

       (g)    FORFEITURES

              Upon participants' termination date, the unvested portion of their accounts are forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant's account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (1) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (2) to pay administrative expenses of the Plan; or (3) to reduce future matching and employer contributions. If forfeitures for any year are insufficient to restore the required forfeitures, CVS contributes the balance required for that purpose. Forfeitures for 2000 and 1999 were approximately $2,944,956 and $1,435,000, respectively. Forfeitures restored to participants upon resumption of employment for 2000 and 1999 were approximately $87,327 and $280,300, respectively.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    BENEFITS PAID

              Benefits are recorded when paid.

       (d)    INVESTMENTS

              The valuation of the investments held at December 31, 2000 and 1999, is based on the fair value of the underlying funds as determined by the Trustee, except for the investment contracts which are valued at contract value with an insurance company. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses, and the mix of assets in the respective fund.

       (e)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.


(3)    LOANS TO PARTICIPANTS

       Under the terms of the Plan, participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months.

       The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

(4)    INVESTMENT POLICY

       At December 31, 2000 and 1999, most of the Plan's assets were allocated among the investment options discussed in note 1(d) based on employees' elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants' loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants' contribution election percentages.

       Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the plan year or the change in its fair value during the plan year. During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) experienced net appreciation (depreciation) as follows:


                                                   2000                                       1999
                                  ---------------------------------------    ---------------------------------------
                                      REALIZED            UNREALIZED             REALIZED            UNREALIZED
                                  -----------------    ------------------    -----------------    ------------------

          Mutual Funds            $    42,145,527         (15,139,872)           50,066,718            42,468,188


       The following represents total investments segregated by investment type. Investments that represent 5 percent or more of the fair value of the Plan's assets are marked by an asterisk.


                                                                                  2000                    1999
                                                                          ----------------------    ------------------

           Mutual Funds:
             Vanguard Index Trust 500 Portfolio Fund                       $     192,762,764*            241,349,271*
             PIMCO Total Return Admin Fund                                        46,642,010              27,538,639
             Templeton International Fund                                         44,346,304              57,035,936*
             Invesco Small Company Growth Fund                                     9,467,967                      --
             Janus Worldwide Fund                                                 60,636,400*             25,353,200
             Galaxy Small Cap Value Fund                                          52,795,467              24,896,830
             J & W Seligman Large Cap Value Fund                                 147,163,424*             105,250,532*
             Columbus Circle Core Equity Fund                                    229,052,514*            234,269,839*
             CVS Corporation Common Stock Fund                                    76,108,952*             55,493,472*
             Commingled Fund                                                         324,179               1,169,012
                                                                          ----------------------    ------------------
                                                                                 859,299,981             772,356,731

           Loans to participants                                                  33,888,185              18,803,324

           GIC Fund                                                              176,656,187*             187,037,300*
                                                                          ----------------------    ------------------

                                                                          $    1,069,844,353              978,197,355
                                                                          ======================    ==================

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           DECEMBER 31, 2000 AND 1999

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminated the Plan, all participants in the Plan would become fully vested.


(6)    FEDERAL INCOME TAXES

       The Plan is qualified pursuant to Section 401(a) of the Code, and the trust established under the Plan to hold the Plan's assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan's sponsor believes that the Plan, as amended, continues to qualify and operate as designed.


(7)    REGULATORY REVIEW

       On July 16, 1998, the Plan received correspondence from the U.S. Department of Labor (DOL) that a review was scheduled for the Plan years ended December 31, 1994, 1995 and 1996. The DOL requested certain Plan information from the Company to perform its review, which has been supplied to the DOL as requested. On December 27, 1999, the Plan received correspondence from the DOL stating that their review has been concluded and no further action by the DOL is contemplated at this time.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                      PAR VALUE/          IDENTITY
                      NUMBER OF              OF                                                                         CURRENT
    FUND               SHARES              ISSUE                              DESCRIPTION                   COST         VALUE
--------------------------------- --------------------------------  ----------------------------------- ----------- ---------------

Commingled            33,888,185 Loans to participants*             Prime plus 1% at loan request date  $       --   $  33,888,185
                         320,764 Bank of New York*                  Collective Short-Term Investment
                                                                     Fund Non-Discretionary                320,764         320,763
                             198 AT&T Corp Com                      Common Stock                                --           3,416
                                                                                                                       ------------
       Commingled Subtotal                                                                                              34,212,364
                                                                                                                       ------------

Lifestyle Conservative    33,512 Vanguard Institutional Index Fund  Mutual Fund                          3,955,614       4,045,609
                         552,986 PIMCO Funds Total Return           Mutual Fund                          5,667,900       5,745,522
                       9,821,304 State Street Bank                  Various GICs held at State Street;
                                                                     due 9/15/05                         9,821,304       9,821,304
                                                                                                                       ------------
       Lifestyle Conservative Subtotal                                                                                  19,612,435
                                                                                                                       ------------

Lifestyle Moderate        61,382 Vanguard Institutional Index Fund  Mutual Fund                          7,101,003       7,410,055
                       1,622,400 PIMCO Funds Total Return           Mutual Fund                         16,655,437      16,856,740
                         524,964 Templeton Foreign Fund             Mutual Fund                          5,093,015       5,428,124
                         441,778 Galaxy Small Cap                   Mutual Fund                          5,852,960       5,918,106
                       5,343,384 State Street Bank                  Various GIC held at State Street;
                                                                     due 9/15/05                         5,343,384       5,343,384
                                                                                                                       ------------
       Lifestyle Moderate Subtotal                                                                                      40,956,409
                                                                                                                       ------------

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2000


                            PAR VALUE/             IDENTITY
                            NUMBER OF                 OF                                                        CURRENT
    FUND                      SHARES                 ISSUE                      DESCRIPTION          COST        VALUE
----------------        ---------------- --------------------------------  ----------------  --------------- ---------------

Lifestyle Aggressive            44,849   Vanguard Institutional Index Fund    Mutual Fund    $    5,260,941     5,414,183
                             1,188,978   PIMCO Funds Total Return             Mutual Fund        12,156,149    12,353,482
                               867,431   Templeton Foreign Fund               Mutual Fund         8,492,744     8,969,239
                             1,452,803   Galaxy Small Cap                     Mutual Fund        19,338,510    19,461,934
                                                                                                             -------------
      Lifestyle Aggressive Subtotal                                                                            46,198,838
                                                                                                             -------------

International Equity Fund    2,896,416   Templeton Foreign Fund               Mutual Fund        28,985,935    29,948,941
                                                                                                             -------------

Core Equity Fund             1,457,032   Vanguard Institutional Index Fund    Mutual Fund       164,151,596   175,892,917
                                                                                                             -------------

Growth & Income Fund            50,000   Kimberly-Clark Corp.                 Common Stock        2,630,414     3,534,500
                                64,200   Costco Whsl Corp.                    Common Stock        2,259,455     2,563,988
                               185,000   Conagra, Inc.                        Common Stock        3,871,905     4,810,000
                               135,000   Dole Food Inc                        Common Stock        3,725,691     2,210,625
                                70,000   Safeway, Inc.                        Common Stock        3,198,328     4,375,000
                               125,714   Qwest Communications Intl Inc.       Common Stock        5,255,488     5,138,560
                               110,000   Dial Corporation                     Common Stock        3,095,745     1,210,000
                               130,000   Philip Morris Companies, Inc.        Common Stock        5,417,952     5,720,000
                               134,890   Ford Motor Company                   Common Stock        4,303,576     3,161,484
                                85,000   Radioshack Corp.                     Common Stock        2,504,921     3,639,063
                               110,000   B F Goodrich Company                 Common Stock        3,782,532     4,001,250
                                51,700   United Health Group Inc.             Common Stock        1,182,799     3,173,088
                               135,000   Dow Chemical Company                 Common Stock        4,319,724     4,944,375
                               120,000   International Paper Company          Common Stock        4,268,846     4,897,500
                                55,000   American Home Products Corp.         Common Stock        2,149,904     3,495,250
                                50,000   Baxter Intl., Inc.                   Common Stock        3,041,406     4,415,625
                               320,000   Humana, Inc.                         Common Stock        4,090,850     4,880,000
                                80,000   Medtronic, Inc.                      Common Stock        3,452,812     4,830,000

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2000

                            PAR VALUE/             IDENTITY
                            NUMBER OF                 OF                                                             CURRENT
    FUND                      SHARES                 ISSUE                          DESCRIPTION          COST         VALUE
----------------        ---------------- --------------------------------      ----------------  --------------- ---------------

                                60,000   UTD Technologies                         Common Stock        3,453,004     4,717,500
                               177,371   Georgia Pacific Group                    Common Stock        5,201,523     5,520,672
                                53,300   Edison Intl                              Common Stock          801,793       832,812
                                72,000   Texaco, Inc.                             Common Stock        3,880,527     4,473,000
                                55,000   El Paso Energy Corp                      Common Stock        2,235,296     3,939,375
                               120,000   Allstate Corp.                           Common Stock        4,272,034     5,227,500
                                60,000   International Business Machines          Common Stock        5,353,824     5,100,000
                               200,000   Sprint Corp.                             Common Stock        5,285,734     4,062,500
                                85,000   Bank of NY Co., Inc.                     Common Stock        3,177,938     4,690,937
                                86,666   Citigroup, Inc.                          Common Stock        2,804,888     4,425,383
                               120,000   Chase Manhattan Corp.                    Common Stock        4,703,360     5,452,500
                               120,000   Summit Bancorp                           Common Stock        5,221,942     4,582,500
                               110,000   Washington Mut., Inc.                    Common Stock        4,415,746     5,836,875
                                45,000   Federal Natl Mtg Assn (D/B/A Fannie      Common Stock
                                          Mae)                                                        3,235,597     3,903,750

                               100,000   St. Paul Cos., Inc. VTC                  Common Stock        3,401,249     5,431,250
                               177,700   Unumprovident Corp                       Common Stock        4,153,527     4,775,688
                             3,190,874   Bank of New York*                        Collective short
                                                                                  term investment
                                                                                  fund non-
                                                                                  discretionary       3,190,874     3,190,874
                                                                                                                 -------------
    Growth & Income Subtotal                                                                                      147,163,424
                                                                                                                 -------------

Large Cap Growth Fund          121,000   Anheuser-Busch Co.                       Common Stock        4,063,825     5,505,500
                               185,000   Pepsico Inc.                             Common Stock        6,892,709     9,169,063
                                53,000   Applera Corp Com Applied Biosystems Grp  Common Stock        1,319,942     4,985,313

                               170,300   Pfizer Inc.                              Common Stock        5,734,337     7,833,800
                               139,000   Pharmacia Corp                           Common Stock        7,815,699     8,479,000
                                77,000   Teva Pharmaceutical Inds ADR             Common Stock        2,877,663     5,640,250
                               346,800   Sysco Corp                               Common Stock        6,592,242    10,404,000
                                81,500   Walmart Stores, Inc.                     Common Stock        3,465,247     4,329,688
                                79,000   Kohls Corp                               Common Stock        4,047,376     4,819,000
                                72,500   McKesson HBOC Inc.                       Common Stock        2,376,449     2,602,025
                                71,000   Affymetrix Inc.                          Common Stock        4,926,529     5,285,062


                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2000


                            PAR VALUE/             IDENTITY
                            NUMBER OF                 OF                                                        CURRENT
    FUND                      SHARES                 ISSUE                     DESCRIPTION          COST         VALUE
----------------        ---------------- ------------------------------      ----------------  --------------- ---------------
                               230,000   HCA-Healthcare                       Common Stock         5,788,648    10,122,300
                                79,500   King Pharmaceuticals                 Common Stock         3,753,887     4,109,156
                               192,700   Waste Management Inc.                Common Stock         3,515,858     5,347,425
                                93,100   Bea Sys Inc.                         Common Stock         3,513,906     6,266,794
                               186,000   Broadvision Inc.                     Common Stock         4,344,007     2,197,125
                                42,000   Check Point Software                 Common Stock
                                          Technologies LTD                                         4,774,914     5,609,625

                                51,500   Comverse Technology Inc.             Common Stock         5,187,603     5,594,188
                               124,000   Palm Inc.                            Common Stock         4,546,348     3,510,750
                                44,000   Adobe Sys., Inc.                     Common Stock         3,034,436     2,560,250
                                72,200   America Online, Inc.                 Common Stock         2,914,830     2,512,560
                                66,900   Ciena Corp.                          Common Stock         1,431,961     5,435,625
                               154,000   Cisco Sys, Inc.                      Common Stock         5,431,635     5,890,500
                                90,000   Siebel Sys Inc.                      Common Stock         5,288,708     6,086,250
                                91,000   Waters Corp.                         Common Stock         3,066,491     7,598,500
                                72,000   BJ Svcs Co.                          Common Stock         4,644,899     4,959,000
                                60,500   Coastal Corp.                        Common Stock         2,979,169     5,342,906
                                80,000   Schlumberger Limited                 Common Stock         5,519,798     6,395,000
                                92,500   Aes Corporation                      Common Stock         2,532,442     5,122,188
                               152,000   Calpine Corp.                        Common Stock         3,238,084     6,849,500
                               100,900   Bank One Corp.                       Common Stock         3,749,391     3,695,462
                                64,000   Countrywide CR Inds Inc.             Common Stock         3,079,839     3,216,000
                                99,000   Federal Natl Mtg. Assn (D/B/A
                                          Fannie Mae)                         Common Stock         7,121,368     8,588,250
                                65,000   Golden West Financial Corp.          Common Stock         3,549,611     4,387,500
                                70,300   Enron Corp.                          Common Stock         2,082,638     5,843,687
                                84,500   USA ED Inc.                          Common Stock         4,517,847     5,746,000
                               164,000   Citigroup, Inc.                      Common Stock         4,907,889     8,374,250
                                80,000   Wells Fargo & Co.                    Common Stock         3,308,956     4,455,000
                            14,184,022   Bank of New York*                    Collective
                                                                              short-term
                                                                              investment fund
                                                                              non-discretionary

                                                                                                  14,184,022    14,184,022
                                                                                                             --------------

    Large Cap Growth Fund Subtotal                                                                             229,052,514
                                                                                                             --------------

Small Cap Growth Fund      616,805,685   Invesco Small Company Growth         Mutual Fund         11,371,177     9,467,967
                                                                                                             --------------

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2000


                            PAR VALUE/             IDENTITY
                            NUMBER OF                 OF                                                            CURRENT
    FUND                      SHARES                 ISSUE                      DESCRIPTION          COST            VALUE
----------------        ----------------    ------------------------------    ----------------  ---------------  ---------------

Diversified Bond Fund          1,124,761    Pimco Fds Total Return            Mutual Fund          11,364,363       11,686,266
                                                                                                                 -------------

Small Cap Value Fund           2,046,520    Galaxy Small Cap                  Mutual Fund          27,730,227       27,415,427
                                                                                                                 -------------

Global Equity Fund             1,066,416    Janus Worldwide Fund              Mutual Fund          78,580,743       60,636,400
                                                                                                                 -------------

Investment Contract Fund     161,491,500    State Street Bank                 Various GICs held
                                                                              at State Street;
                                                                              due 9/15/05         161,491,500      161,491,500
                                                                                                                 -------------

CVS Stock Fund                 1,244,562    CVS Corporation*                  Common Stock         17,066,447       74,595,934
                               1,513,017    Bank of New York*                 Collective short
                                                                              term investment
                                                                              fund non-
                                                                              discretionary         1,513,017        1,513,017
                                                                                                                 -------------
                                                                                                                    76,108,951
                                                                                                                 -------------

                                                                                                               $ 1,069,844,353
                                                                                                                 =============

*Party-in-interest


See accompanying independent auditor's report.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           401(K) PROFIT SHARING PLAN OF
                                           CVS CORPORATION

Date: June 29, 2001                        By: /s/ David B. Rickard
                                              ----------------------------------
                                              David B. Rickard
                                              Executive Vice President and Chief
                                              Financial Officer



                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

23                Consent of Independent Accounts